FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release

March 30, 2005

SUEZ FINALIZES ITS EXIT FROM FORTIS

The SUEZ Group has proceeded with its anticipated buyback, by means of public exchange offer, of nearly 92% of the Fortis Convertible Bonds (ORAs).

The exchange offer will be reopened Friday, April 1, in order to complete the buyback of those bonds.

In addition, SUEZ sold yesterday to a financial intermediary 13.75 million of Fortis shares which had been allocated to the redemption of the aforementioned Fortis Convertible Bonds, for about 300 million euros.

Those transactions, which have no impact on net debt due to the classification of the Fortis shares held, will allow SUEZ to reduce its gross balance sheet debt by 1.3 billion euros. In addition, SUEZ will register a positive result in its consolidated accounts of the first semester of 2005 on the order of 160 million euros.

As the consequence of these transactions, SUEZ will no longer hold Fortis shares.

*	SUEZ will publish its first half 2005 results under IFRS.

DISCLAIMER

This release is not an invitation to take part in the reopening of the offer, in the United States, in France, in Belgium or in any other jurisdiction. The offer is exclusively made in Luxembourg, in compliance with the laws of Luxembourg and is subject to specific notices. Any Noteholder’s participation in the reopening of the offer outside Luxembourg may be subject to specific restrictions and regulations. The offer is not addressed, directly or indirectly, to persons subject to such restrictions. The offer may not be accepted in any manner whatsoever in any jurisdiction where such restrictions apply.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, PARTICULARLY WITH RESPECT TO FUTURE EVENTS, TRENDS, PLANS OR OBJECTIVES. THESE STATEMENTS ARE BASED ON MANAGEMENT’S CURRENT VIEWS AND ASSUMPTIONS AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES WHICH MAY LEAD TO A SIGNIFICANT DIFFERENCE BETWEEN ACTUAL RESULTS AND THOSE SUGGESTED EITHER EXPLICITLY OR IMPLICITLY IN THESE STATEMENTS (OR SUGGESTED BY PAST RESULTS). ADDITIONAL INFORMATION ABOUT THESE RISKS AND UNCERTAINTIES APPEARS IN DOCUMENTS FILED BY SUEZ WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE AUTORITÉ DES MARCHÉS FINANCIERS (FRENCH SECURITIES REGULATOR). THE PRESENT FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THE PRESENT RELEASE, WITH NO UNDERTAKING BY SUEZ TO UPDATE OR REVISE THEM, WHETHER IN CONNECTION WITH NEW INFORMATION, FUTURE EVENTS, OR ANY OTHER FACTOR.

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the main international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of €40.7 billion in 2004, 89% of which were generated in Europe and in North America.

Press contacts: France: Catherine Guillon: +331 4006 6715 Caroline Lambrinidis: +331 4006 6654	Investor relations contacts: Arnaud Erbin: +331 4006 6489 Eléonore de Larboust: +331 4006 1753 Bertrand Haas: +331 4006 6609

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 30, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary